UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

  ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
ScienceCast, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Maryland

Date of organization
March 22, 2022

Physical address of issuer
8811 Tallyho Trail, Potomac, MD 20854

Website of issuer
www.sciencecast.org

Current number of employees
5

Filer EDGAR CIK
0001999258

Filer EDGAR CCC
v@dvq8pw

Filer EDGAR Password
yt@yf6snfmgo

Filer EDGAR PMAC
cip2ci#c

Submission Contact Person Information

Name
Victor Galitski

Phone Number
(202) 997-7293

Email Address
victor.galitski@sciencecast.org

Notification Email Address
victor.galitski@sciencecast.org

Signatories

Name
Victor M. Galitski

Signature

Title
President

Email
victor.galitski@sciencecast.org

Date
April 30, 2025